FEDERAL INSURANCE COMPANY

Endorsement No.:	7

Bond Number:	82209616

NAME OF ASSURED: BROWN ADVISORY FUNDS
DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 3 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: November 17, 2014

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No:	8

Bond Number:	82209616

NAME OF ASSURED: BROWN ADVISORY FUNDS
NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

BROWN ADVISORY - SOMERSET EMERGING MARKETS FUND F/K/A BROWN ADVISORY EMERGING MARKETS FUND
BROWN ADVISORY EQUITY INCOME FUND
BROWN ADVISORY FLEXIBLE EQUITY FUND F/K/A BROWN ADVISORY FLEXIBLE VALUE FUND
BROWN ADVISORY GROWTH EQUITY FUND
BROWN ADVSORY INTERMEDIATE INCOME FUND
BROWN ADVISORY MARYLAND BOND FUND
BROWN ADVISORY OPPORTUNITY FUND
BROWN ADVISORY SMALL-CAP FUNDAMENTAL VALUE FUND
BROWN ADVISORY SMALL-CAP GROWTH FUND
BROWN ADVISORY STRATEGIC BOND FUND F/K/A BROWN ADVISORY TACTICAL BOND FUND
BROWN ADVISORY TAX EXEMPT BOND FUND
BROWN ADVISORY VALUE EQUITY FUND
BROWN ADVISORY SUSTAINABLE GROWTH FUND F/K/A BROWN ADVISORY WINSLOW STRATEGIC EUROPEAN EQUITY FUND
BROWN ADVISORY - WMC STRATEGIC EUROPEAN EQUITY FUND F/K/A BROWN ADVISORY STRATEGIC EUROPEAN EQUITY FUND
BROWN ADVISORY MORTGAGE SECURITIES FUND
BROWN ADVISORY - WMC JAPAN ALPHA OPPORTUNITIES FUND
BROWN ADVISORY TOTAL RETURN FUND
BROWN ADVISORY MULTI-STRATEGY FUND
BROWN ADVISORY EMERGING MARKETS SMALL-CAP FUND

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: November 17, 2014

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1